# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CyberArk Software Ltd., CIK 0001598110
CUSIP: M2682V108
Title of class of securities: Ordinary shares, par value NIS 0.01 per share
Address of issuer's principal executive offices: 9 Hapsagot St., Park Ofer 2, P.O. Box 3143, Petach-Tikva, Israel (L3), 4951041
Date of event which requires filing of this statement: 12/09/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-21-043542
Filed by CIK 0001813487

## Reporting persons
- Thoma Bravo UGP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,142,538; sole dispositive power 0; shared dispositive power 1,142,538; aggregate amount beneficially owned 1,142,538 (2.49% of the class)
  Comment: Percentage in Item 11 is calculated based on 43,573,526 Ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares"), of the Issuer outstanding as of September 30, 2024, as reported in Exhibit 99.1 to the Issuer's Report of Foreign Private Issuer on Form 6-K, filed with the Securities and Exchange Commission (the "SEC") on December 5, 2024, plus 2,285,076 Ordinary Shares issued pursuant to the Agreement and Plan of Merger, dated as of May 19, 2024, by and among the Issuer, Triton Merger Sub, Inc., Venafi Holdings, Inc. and Venafi Parent, LP.
- Triton Seller, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,142,538; sole dispositive power 0; shared dispositive power 1,142,538; aggregate amount beneficially owned 1,142,538 (2.49% of the class)
  Comment: Percentage in Item 11 is calculated based on 43,573,526 Ordinary Shares of the Issuer outstanding as of September 30, 2024, as reported in Exhibit 99.1 to the Issuer's Report of Foreign Private Issuer on Form 6-K, filed with the SEC on December 5, 2024, plus 2,285,076 Ordinary Shares issued pursuant to the Agreement and Plan of Merger, dated as of May 19, 2024, by and among the Issuer, Triton Merger Sub, Inc., Venafi Holdings, Inc. and Venafi Parent, LP.

## Item 1. Issuer
Name of issuer: CyberArk Software Ltd.
Address of issuer's principal executive offices: 9 Hapsagot St., Park Ofer 2, P.O. Box 3143, Petach-Tikva, 4951041, Israel

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, each of whom is referred to herein as a "Reporting Person" and together as the "Reporting Persons":
(i) Thoma Bravo UGP, LLC ("Thoma Bravo UGP")
(ii) Triton Seller, LP ("Triton Seller")
The Reporting Persons have entered into a Joint Filing Agreement, dated October 8, 2024, a copy of which is incorporated by reference as Exhibit A to the Reporting Persons' Schedule 13G, filed with the SEC on October 8, 2024, pursuant to which the Reporting Persons agreed to file the Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence: c/o Thoma Bravo, L.P., 110 N. Wacker Drive, 32nd Floor, Chicago, IL 60606
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on each cover page.
Percent of class: See response to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition:
See responses to Item 8 on each cover page.

Triton Seller holds the securities reported herein directly. Thoma Bravo UGP is the ultimate general partner of certain investment funds (the "Thoma Bravo Funds") affiliated with Thoma Bravo, L.P., and the Thoma Bravo Funds and certain unaffiliated investors are limited partners of Triton Seller. Accordingly, Thoma Bravo UGP may be deemed the beneficial owner of the Ordinary Shares directly owned by Triton Seller. The filing of this statement shall not be construed as an admission that Thoma Bravo UGP is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A Joint Filing Agreement dated as of October 8, 2024 (incorporated by reference to Exhibit A of the Issuer's Schedule 13G, filed on October 8, 2024).

## Signatures
- Thoma Bravo UGP, LLC: /s/ Seth Boro, Seth Boro, Managing Partner (02/07/2025)
- Triton Seller, LP: /s/ Seth Boro, Seth Boro, Chief Executive Officer and President (02/07/2025)